Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31, 2010	Year Ended December 31
		2009	2008	2007	2006	2005
	(in thousands)
Net loss attributable to common shareholders	(44,197)	(116,763)	(202,907)	(148,305)	(135,819)	(102,505)
Add: fixed charges and preferred stock dividends	18,410	40,932	167,838	16,069	45,147	18,942

Earnings as defined	(25,787)	(75,831)	(35,069)	(132,236)	(90,672)	(83,563)

Fixed charges:
Interest expensed and capitalized	1,002	16,939	145,332	14,827	44,582	17,559
Preferred stock dividends	17,277	23,484	21,811	648	—	—
Estimated interest component of rent	131	509	695	594	565	1,383

Total fixed charges and preferred stock dividends	18,410	40,932	167,838	16,069	45,147	18,942

Ratio of earnings to combined fixed charges and preferred stock dividends	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges and preferred stock dividends by an amount equal to the net loss attributable to common shareholders for the period.